SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           September 30, 2001
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                      Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    First Community Bank 401(k) Savings and Employee Stock Ownership Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Pocahontas Bancorp, Inc.
                                203 West Broadway
                           Pocahontas, Arkansas 72455

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               FIRST COMMUNITY BANK
                                               401(k) SAVINGS AND EMPLOYEE STOCK
                                               OWNERSHIP PLAN




Date:    March 6, 2002                      By:       /s/ James A. Edington
                                                     ---------------------------
                                                     James A. Edington
                                                     Secretary

                              SUMMARY ANNUAL REPORT

         FOR FIRST COMMUNITY BANK 401(K) & EMPLOYEE STOCK OWNERSHIP PLAN


This is a summary of the annual report for the First Community Bank 401(k) & Employee Stock Ownership Plan, EIN 71-0142782, Plan No. 001, for the period October 1, 2000 through September 30, 2001. The annual report has been filed with the U.S. Department of Labor's Pension and Welfare Benefits Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. A total of 164 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, was $5,092,810 as of September 30, 2001, compared to $4,962,794 as of October 1, 2000. The ESOP loan balance was $1,373,202 at September 30, 2001. The plan had a total net income of $756,882, including employer contributions of $699,505, employee contributions of $74,345, net investment earnings of $245,364, distributions of $(132,495), rollovers of $89, forfeitures of $78, other expenses of $(126,238), and ESOP loan interest of $(3,766).

The employer contribution of $699,505 was applied toward the interest and principal payments on the ESOP loan. As a result of these payments 59,042 shares of common stock were released from the ESOP suspense accounts and were allocated to participant accounts.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1.  financial information.

To obtain a copy of the full annual report, or any part thereof, write or call First Community Bank, 203 W. Broadway, Pocahontas, AR 72455, (870) 892-4595.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (First Community Bank, 203 W. Broadway, Pocahontas, AR 72455) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.